Exhibit 99.1

Paris, December 18, 2007

ILOG S.A.: INDIVIDUAL DECLARATIONS OF ILOG DIRECTORS TRADING OF SHARES (pursuant to articles223-22 et seq. of the Règlement Général of the Autorité des Marchés Financiers)

Name: ILOG S.A.
Share capital: 19,194,098 euros
Register of Commerce and Companies of Créteil B 340 852 458
Registered office: 9 rue de Verdun, 94250 Gentilly

Last Name: Maurel
First Name: Olivier
Position: Chief Information Officer
Description of the financial instrument: 1,300 ILOG shares on EURONEXT Paris
Nature of the transaction: purchase of 1,300 ILOG shares on EURONEXT Paris

1,270 ILOG shares at €7.60 on December 12, 2007 for a total amount of €9,652.00
30 ILOG shares at €7.60 on December 13, 2007 for a total amount of €228.00

Last Name: Fourrier Bonnelance
First Name: Nathalise
Position: Marc Fourrier – ILOG Director - wife
Description of the financial instrument: 1,816 ILOG shares on EURONEXT Paris
Nature of the transaction: purchase of 1,816 ILOG shares on EURONEXT Paris

1,816 ILOG shares at €7.72 on December 14, 2007 for a total amount of €14,019.52

Last Name: Deutsch
First Name: Christian
Position: ILOG Chief Quality officer
Description of the financial instrument: 5,500 ILOG shares on Eurolist
Nature of the transaction: purchase of  5,500 ILOG shares on Eurolist:

3,205 ILOG shares at €7.70 on December 12 for a total amount of €24,678.5

2,295 ILOG shares at €7.70 on December 13 for a total amount of €17,671.5

Last Name: Brisson
First Name: Eric
Position: ILOG Executive VP Sales Europe & USA
Description of the financial instrument: 1,000 ILOG Sponsored ADRs
Nature of the transaction: purchase of 1,000 ILOG Sponsored ADR’s via etrade on December 4, 2007 for a net total value of  $11,812.99 at a unit price of $11.80 per share.

Last Name: Haren
First Name: Pierre
Position: ILOG Chairman & CEO
Description of the financial instrument: 12,345 ILOG shares
Nature of the transaction: purchase of 12,345 ILOG shares on Eurolist on November 26, 2007 for a net total value of € 99,626.67 at an average price of €8.07 per share.

Here are the details of the different transactions:

Operation	Price per share €	Volume	Amount €

1	8.02	1296	10393.92
2	8.10	2754	22307.40
3	8.09	2000	16180
4	8.08	1650	13332
5	8.07	1600	12912
6	8.03	1045	8391.35
7	8.06	1500	12090
8	8.04	500	4020
		12345	99626.67

About ILOG
ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 3,000 global corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve improved returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 850 people worldwide.

Investor contact:  Jérôme Arnaud, ILOG
+1 408 991 7103 (USA)
+33 1 49 08 35 16 (Paris)
jarnaud@ilog.com

Bernard Compagnon
GAVIN ANDERSON & COMPANY
+44 20 7554 1449 (London)

Press contact:  Susan Peters, ILOG
+1 408 991 7109 (USA)
speters@ilog.com